Exhibit 3

FOR IMMEDIATE RELEASE

May 18, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Notice of Amendment of Articles of Incorporation
Concerning Repurchases of Shares

We hereby inform you that the Board of Directors of Nissin Co., Ltd. (the “Company”), at its meeting on May 18, 2004, adopted a resolution to submit a proposal for a partial amendment of the Company’s articles of incorporation to the 45th Ordinary General Meeting of Shareholders to be held on June 22, 2004, in the following manner:

Reason for amendment:

In accordance with Article 211-3-1-2 of the Commercial Code of Japan which permits repurchases of shares by resolutions of the Board of Directors, the Company intends to establish a new provision for repurchases of the Company’s shares in order to improve its capital efficiency and execute a flexible capital procurement policy that responds to changes in the business environment.
The provision described above shall become valid and effective after the proposal “Partial Amendment of Articles of Incorporation” is approved and passed at the 45th Ordinary General Meeting of Shareholders to be held on June 22, 2004.